SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






RYANAIR GUARANTEES NO FUEL SURCHARGES AS BRITISH AIRWAYS GOUGES PASSENGERS FOR A
                                    7TH TIME

Ryanair, the world's favourite airline, today (Tuesday, 18th April 2006) criticised British Airways for again increasing fuel surcharges - for a record 7th time - despite the fact that it has substantially hedged most of its fuel for the remainder of 2006 at less than $60 a barrel. Ryanair continues to be the only major airline in Britain which guarantees no fuel surcharges, today, tomorrow or ever. Oil prices can double again to $150 per barrel and Ryanair still won't apply fuel surcharges.

Criticising British Airways for its constant gouging of consumers, Ryanair's Chief Executive, Michael O'Leary said:

    "Yet again British Airways go for the soft option. This is the 7th separate fuel surcharge British Airways have introduced since May 2004. Over the past two years as oil prices have doubled from $35 to $70 a barrel, British Airways' fuel surcharges have increased fourteen fold from GBP2.50 per sector to GBP35 per sector. This is price gouging of consumers.

    "At GBP35 per sector, British Airways' fuel surcharge is greater than Ryanair's average fare (GBP28 per sector). Isn't it time that BA stopped gouging passengers and started reducing other costs instead?

    "Ryanair would be pleased to hear from the so called Air Transport Users Committee in the UK who have remained steadfastly silent, whilst British Airways have added 7 separate fuel surcharges to hard pressed consumers. Since this quango claims to represent air transport users, why does it continue to remain silent while British Airways levy 7 separate fuel surcharges?"

For the record Ryanair guarantees no fuel surcharges, today, tomorrow or ever. Ryanair's average fare (GBP28) is now less than British Airways one way fuel surcharge (GBP35). The message for British consumers and visitors couldn't be clearer. If you want to get there on-time, on brand new aircraft and be certain of no fuel surcharges fly Ryanair. If you want to pay 7 separate fuel surcharges, on old aircraft and don't mind being late, fly BA.


Ends.                                     Tuesday, 18th April 2006


For reference: Lorna Farren - Ryanair     Pauline McAlester - Murray Consultants
               Tel: +353-1-8121271        Tel: +353-1-4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 18 April, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director